FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date	September 27, 2004	By	/s/ Hiroshi Kawashimo

(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Semiannual Report Filed With The Japanese Government Pursuant To Securities And Exchange Law Of Japan

[English summary with full translation of consolidated financial information]

Semiannual Report filed with the Japanese government
pursuant to the Securities and Exchange Law of Japan

For the six months ended
June 30, 2004

CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements

This semiannual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. and its subsidiaries. To the extent that statements in this semiannual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this semiannual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of Yen (except per share amounts)
	Six months ended June 30			Year ended December 31
	2002	2003	2004	2002	2003
Net sales	1,384,483	1,535,588	1,648,420	2,940,128	3,198,072
Income before income taxes and minority interests	127,195	215,506	259,974	330,017	448,170
Net income	73,205	127,767	160,776	190,737	275,730
Stockholders’ equity	1,499,994	1,745,017	2,006,734	1,591,950	1,865,545
Total assets	2,764,509	3,120,088	3,353,465	2,942,706	3,182,148
Net assets per share (Yen)	1,710.86	1,986.32	2,263.90	1,813.65	2,120.58
Earnings per share: basic (Yen)	83.51	145.55	181.84	217.56	313.81
Earnings per share: diluted (Yen)	82.46	143.99	181.17	214.80	310.75
Stockholders’ equity / total assets (%)	54.3	55.9	59.8	54.1	58.6
Cash flows from operating activities	202,917	228,300	297,827	448,950	465,649
Cash flows from investing activities	(130,666)	(111,328)	(109,920)	(230,220)	(199,948)
Cash flows from financing activities	(119,933)	(46,688)	(64,326)	(183,714)	(102,039)
Cash and cash equivalents at end of period	445,206	591,130	811,221	521,271	690,298
Number of employees	97,382	100,308	104,947	97,802	102,567

Notes:
1	Canon’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.
2	Consumption tax is excluded from the stated amount of net sales.

(2)	Number of Employees

Canon’s number of employees by product group are summarized as follows:

As of June 30, 2004
Business Machines	69,616
Cameras	16,698
Optical and other products	13,599
Corporate	5,034

Total	104,947

II.	The Business

(1)	Operating Results

Looking back at the global economy in the first half of 2004, the U.S. economy maintained a high rate of growth, supported by continued healthy consumer spending driven by tax cuts introduced in the first quarter, along with boosted private-sector capital investment following the increased rate of capacity utilization resulting from stepped up production. The economies of Europe showed a moderate recovery through most of the first half of 2004, sustained by increased export sales and steady consumer spending accompanying the upturn in the U.S. economy. In Asia, while China continued to record high economic growth, driven by strong consumer spending and increased capital investment in line with expanded production, other Asian economies were also in recovery mode. In Japan, the economy continued to recover gradually amid increased export sales accompanying the upturn in the world economy and capital investment, along with improvements in consumer spending, employment conditions and consumer confidence.

As for the markets in which the Canon Group operates, although sales of digital cameras slowed in the domestic Japanese market, demand overseas continued to grow significantly during the term. While demand for network digital multifunction devices (MFDs) remained strong as the office market moves toward multifunctionality and color, computer peripherals, including printers, struggled amid severe price competition and the shift toward demand for lower priced models offering improved functionality. In the field of optical equipment, capital spending for semiconductor-production equipment recovered strongly owing to such factors as the high rate of capacity utilization by semiconductor manufacturers, and the sustained high price of memory devices resulting from replacement demand for personal computers and the significant growth in demand for digital electrical appliances. Moreover, increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, which are used in the production of LCDs. The average value of the yen for the first half was ¥108.59 to the U.S. dollar and ¥133.11 to the euro, representing a year-on-year increase of 9% against the U.S. dollar, and a decrease of 1% against the euro.

Amid these conditions, Canon’s consolidated net sales for the first half increased by 7.3% from the year-ago period to ¥1,648.4 billion, boosted by a significant rise in sales of digital cameras and color network MFDs, along with a substantial increase in sales of semiconductor-production equipment and projection aligners used in the production of LCDs. Net income for the first half recorded an all-time high of ¥160.8 billion, a year-on-year increase of 25.8%. Despite the appreciation of the yen against the U.S. dollar, a high gross profit ratio of more than 50% was maintained, mainly due to ongoing production-reform efforts during the term along with research and development reform activities that made possible the timely launch of competitive new products. Selling, general and administrative expenses for the first half rose 2.2% year on year, which was less than the growth rate of net sales during the same period; although research and development expenditures grew by ¥6.7 billion to ¥132.4 billion along with increased advertising and sales-promotion spending, other selling, general and administrative expenses remained at the same level as the year-ago period. Consequently, operating profit in the first half totaled ¥253.4 billion, a substantial year-on-year increase of 17.3%. Other income (deductions) improved by ¥7.1 billion, attributable to improved equity gains (losses) of affiliated companies and gains on the disposal of marketable securities. As a result, income before income taxes in the first half totaled ¥260.0 billion, a year-on-year increase of 20.6%. With an effective tax rate during the first half that was 2.7% lower compared with the year before, net income for the first six months of 2004 totaled ¥160.8 billion.

Basic earnings per share for the first half was ¥181.84, a year-on-year increase of ¥36.29.

Canon’s semiannual results by business segment are summarized as follows:

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, the Color imageRUNNER C3200/iR C3200N, Canon’s first color offering in the powerful imageRUNNER-series lineup, continued to sell well in both the domestic Japanese and overseas markets. The iR C3100 and the high-end model iR C6800, introduced in Japan in the second half of 2003, were also launched in Europe and the United States and have been well received in these markets as well. Among monochrome network digital MFDs, such low-end models as the iR1600/2000 series recorded considerable sales increases, while mid-level and high-end models such as the iR2200 series and iR5000 series, respectively, also achieved strong sales. Overall, sales of office imaging products for the half realized a year-on-year increase of 2.8%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 20%, with color models showing a gradual improvement and monochrome systems, particularly personal-use models, also demonstrating growth. Although laser beam printer sales increased on a unit basis, the sales value decreased slightly as a result of the appreciation of the yen against the U.S. dollar and a shift in demand toward lower priced models. Inkjet printers recorded an increase in unit sales of approximately 30% as well as increased sales in value terms, with the i560 and i860 models selling briskly, especially in Japan and Europe, and the MultiPASS MP700/MP730 high-speed multifunction systems contributing to a dramatic increase in unit sales. As a result, with the effect of appreciation of the yen against US dollar, sales of computer peripherals in the first half decreased by 0.1%. Sales of business information products, including computers, micrographics and calculators, decreased by 10.5% due to the intentional curtailing of personal computer sales in the domestic market. Collectively, sales of business machines in the first half totaled ¥1,142.3 billion, a year-on-year increase of 0.7%. Despite the effect of appreciation of the yen, the gross profit ratio for the business machine segment remained at the year-ago level, supported by cost reduction effect. As a result, with the effect of a decline in the sales-to-expense ratio, operating profit for the first half was ¥248.8 billion, a year-on-year increase of 5.2%. From 1st quarter, Canon has reclassified information-systems-related sales by subsidiaries to better reflect the product relationship. These sales, which had been grouped with “optical and other products,” are now included in the “office imaging products” segment. Accordingly, previous-year sales for each category have been reclassified in line with the change.

Within the camera segment, amid the continued strong demand for digital models worldwide, sales of compact digital cameras showed significant growth, mainly led by eight new PowerShot-series models released in the first half. Among the new models, PowerShot Pro1 and PowerShot S500 DIGITAL ELPH have been particularly well received in the market. Canon’s digital SLR cameras also continued to enjoy robust growth, bolstered by the EOS Digital Rebel, launched last September. As a result, unit sales of digital cameras grew over 70% compared with the year-ago period. In the field of digital video camcorders, new models such as the ELURA70/65/60 and OPTURA 40/30 models achieved favorable sales during the first half. As a result, camera sales overall continued to enjoy double-digit growth of 22.4%, achieving total sales of ¥347.3 billion. Operating profit for the camera segment appreciably advanced 23.4% to ¥61.4 billion, attributable to the decrease in the sales-to-expense ratio, which resulted in a slight year-on-year increase in the operating profit ratio for the period, while the gross profit ratio decreased slightly owing to the appreciation of the yen and price competition.

In the optical and other products segment, sales of aligners for the production of LCDs realized notable growth as the PC monitor industry continued shifting from CRT to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as investment in semiconductor-production equipment showed a recovery owing to the improved conditions in the semiconductor-device market. As a result, sales for the segment increased by 35.4% to ¥158.8 billion. The operating profit ratio for the segment improved substantially due to the significant growth in sales, enabling optical and other products to record an operating profit of ¥15.2 billion, compared with an operating loss of ¥0.2 billion for the same period of the previous year.

Semiannual results by domestic and overseas company location are summarized as follows:

Japan

Sales in Japan increased 7.6% from the previous same period to ¥445.0 billion, mainly due to expanded sales in color copying machines, network MFDs and semiconductor production equipment. This was despite a decline in sales of personal computer. Geographical operating profit rose 19.9% from the previous same period to ¥290.4 billion.

Americas

Sales decreased 3.5% from the previous same period to ¥493.8 billion, mainly due to a decline in laser beam printer sales. This was despite expanded sales of digital cameras. Geographical operating profit also decreased by 21.1% from the previous same period to ¥23.9 billion.

Europe

Sales increased 10.9% from the previous same period to ¥514.4 billion, mainly due to expanded sales in color copying machines and digital cameras. Geographical operating profit decreased 30.7% from the previous same period to ¥9.9 billion.

Asia and others

Sales increased 33.3% from the previous same period to ¥195.2 billion, mainly due to an increase in digital camera and semiconductor production equipment sales. Geographical operating profit also rose sharply by 61.9% from the previous same period to ¥14.1 billion.

Cash Flows

Cash and cash equivalents increased by ¥120.9 billion from the end of the previous year, to ¥811.2 billion at the end of the first half of 2004.

Cash flows from operating activities

Cash flow from operating activities in the first half of 2004 increased by ¥69.5 billion from the previous same period to ¥297.8 billion, reflecting substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income.

Cash flows from investing activities

Cash flows from investing activities totaled ¥109.9 billion, a decrease of ¥1.4 billion from the previous same period, as capital expenditure totaled ¥133.8 billion, which was used mainly to expand production capabilities in both domestic and overseas regions and improve infrastructure for research and development.

Cash flows from financing activities

Cash flow from financing activities recorded an outlay of ¥64.3 billion, a decrease of ¥17.6 billion from the previous same period, mainly resulting from increase in dividend payouts, as well as active efforts to repay loans toward the goal of improving Canon’s financial position.

As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, remained positive at ¥187.9 billion.

(2)	Managerial Issues to be Addressed

There were no significant changes or new developments in Canon’s managerial and financial issues to be addressed during the first half of 2004.

(3)	Research and Development Expenditure

Canon has positioned 2004, the fourth year of Phase II (2001-2005) of the “Excellent Global Corporation Plan”. Canon has been making efforts to build research and development capacity which enables us to acquire a top share in every main business area and to create new business opportunities one after another by the year of 2005. Canon’s research and development expenditures for the six months ended June 30, 2004 totaled ¥132,362 million.

Research and development expenditures by product group are summarized as follows:

	Millions of Yen
	Six months ended June 30
	2004	2003
Business Machines	58,044	58,785
Cameras	16,752	15,528
Optical and other products	14,388	12,318
Corporate	43,178	39,101

Total	132,362	125,732

III.	Property, Plant and Equipment

(1)	Major Capital Investment

There were no significant changes to the status of existing major capital investment during the first half of 2004.

(2)	Prospect of Capital Investment in fiscal 2004

There were no significant changes for the plans for new construction and retirement of capital investment, originally made at the end of the previous year, during the first half of 2004. Also, there were no significant additional plans for new construction or retirement of capital investment, during the first half of 2004.

IV.	Shares

(1)	Shares

Total number of authorized shares is 2,000,000,000 shares. The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Frankfurt am Main and New York stock exchanges. Total issued shares, common stock and number of shareholders are as follows:

	As of December 31,	As of June 30,
	2003	2004
Total issued shares (share)	881,338,645	887,509,650
Common stock (Millions of yen)	168,892	173,514

Note: The increase of the total issued shares during this term reflects the conversion of convertible shares.

(2)	Major Shareholders

	As of June 30, 2004
	Number of shares held	Number of shares held/
	(thousands of shares)	Number of shares issued
State Street Bank and Trust Company	60,791	6.85%
The Dai-Ichi Mutual Life Insurance Co.	59,090	6.66%
Japan Trustee Services Bank, Ltd. (Trust Account)	57,509	6.48%
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,500	4.56%
Mizuho Corporate Bank, Ltd.	28,946	3.26%
Moxley and Co.	27,024	3.04%
The Chase Manhattan Bank, N.A. London	21,416	2.41%
Nomura Securities Co., Ltd.	19,441	2.19%
Mellon Bank Treaty Clients Omnibus	17,487	1.97%
Sompo Japan Insurance Inc.	15,273	1.73%

(3)	Stock Price Transition

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2004:

	(Yen)
	January	February	March	April	May	June
High	5,620	5,480	5,670	5,810	5,810	5,820
Low	4,920	4,970	5,020	5,220	5,310	5,360

V.	Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
as of June 30, 2003 and 2004, and December 31, 2003

	Millions of yen
	June 30
			December 31
	2003	2004	2003
Assets
Current assets:
Cash and cash equivalents	591,130	811,221	690,298
Marketable securities (note 2)	1,414	1,369	1,324
Notes Receivable	29,929	30,115	28,880
Accounts Receivable	482,379	509,857	524,549
Allowance for doubtful receivables	(15,113)	(12,992)	(14,423)
Finished goods	310,861	334,371	305,414
Work in process	149,522	137,028	124,410
Raw materials	15,531	15,224	14,420
Prepaid expenses and other current assets	266,505	245,530	255,905

Total current assets	1,832,158	2,071,723	1,930,777
Noncurrent receivables (note 7)	17,089	14,999	16,543
Investments
Investments in Affiliated Companies	26,583	25,370	24,806
Other (note 2)	39,534	48,337	54,106

Total Investments	66,117	73,707	78,912
Property, plant and equipment (note 3)
Land	177,294	178,277	177,953
Buildings	769,564	778,070	766,398
Machinery and equipment	992,217	1,015,268	990,638
Construction in progress	20,317	57,861	29,627

Subtotal	1,959,392	2,029,476	1,964,616
Accumulated depreciation	(1,104,216)	(1,138,228)	(1,118,183)

Property, plant and equipment, net	855,176	891,248	846,433
Other Assets	349,548	301,788	309,483

Total assets	3,120,088	3,353,465	3,182,148

	Millions of yen
	June 30
			December 31
	2003	2004	2003
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (note 3)	32,311	780	2,941
Long-term debt due within one year (note 3)	27,117	16,372	36,195
Notes Payable	49,535	72,014	47,771
Accounts Payable	370,152	398,803	343,410
Income Taxes	76,153	80,639	83,064
Accrued expenses	173,417	180,164	193,657
Other current liabilities	99,310	121,532	120,265

Total current liabilities	827,995	870,304	827,303
Long-term debt, excluding current installments (note 3)	86,188	35,733	59,260
Accrued pension and severance cost	271,805	237,152	238,001
Other noncurrent liabilities	30,735	37,110	30,843

Total liabilities	1,216,723	1,180,299	1,155,407

Minority interests	158,348	166,432	161,196
Commitments and contingent liabilities (note 7)
Stockholders’ equity:
Common stock	167,883	173,514	168,892
(Authorized shares)	(2,000,000,000)	(2,000,000,000)	(2,000,000,000)
(Issued shares)	(879,991,954)	(887,509,650)	(881,338,645)
Additional paid-in capital	394,846	401,558	396,939
Legal reserve	39,759	40,798	39,998
Retained earnings	1,275,896	1,539,627	1,410,442
Accumulated other comprehensive income (loss) (notes 4 and 6)	(126,644)	(143,585)	(143,275)
Treasury stock at cost	(6,723)	(5,178)	(7,451)
(Number of shares)	(1,476,311)	(1,105,393)	(1,606,513)

Total stockholders’ equity	1,745,017	2,006,734	1,865,545

Total liabilities and stockholders’ equity	3,120,088	3,353,465	3,182,148

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
for the six months ended June 30, 2003 and 2004, and fiscal year ended December 31, 2003

	Millions of yen
	Six months ended
	June 30		Year ended December 31
	2003	2004	2003
Net sales	1,535,588	1,648,420	3,198,072
Cost of sales	759,714	822,653	1,589,172

Gross profit	775,874	825,767	1,608,900
Selling, general and administrative expenses	559,900	572,391	1,154,476

Operating profit	215,974	253,376	454,424
Other income (deductions):
Interest and dividend income	4,630	3,027	9,284
Interest expense	(2,650)	(1,438)	(4,627)
Other, net	(2,448)	5,009	(10,911)

	(468)	6,598	(6,254)

Income before income taxes and minority interests	215,506	259,974	448,170
Income taxes	82,801	92,745	162,653

Income before minority interests	132,705	167,229	285,517
Minority interests	4,938	6,453	9,787

Net income	127,767	160,776	275,730

	Yen
Earnings per share (notes 1(q) and 5):
Basic	145.55	181.84	313.81
Diluted	143.99	181.17	310.75

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the six months ended June 30, 2003 and 2004, and fiscal year ended December 31, 2003

	Millions of yen
	Six months ended
	June 30		Year ended December 31
	2003	2004	2003
Common stock:
Balance at beginning of year	167,242	168,892	167,242
Conversion of convertible debt	641	4,622	1,650

Balance at end of period	167,883	173,514	168,892

Additional paid-in capital:
Balance at beginning of year	394,088	396,939	394,088
Conversion of convertible debt and other	640	4,624	1,649
Share issued for acquisition of minority interest	—	114	—
Capital transactions by consolidated subsidiaries	118	(119)	1,202

Balance at end of period	394,846	401,558	396,939

Legal reserve:
Balance at beginning of year	38,803	39,998	38,803
Transfers from retained earnings	956	800	1,195

Balance at end of period	39,759	40,798	39,998

Retained earnings:
Balance at beginning of year	1,164,445	1,410,442	1,164,445
Net income for the period	127,767	160,776	275,730
Cash dividends	(15,360)	(30,791)	(28,538)
Transfers to legal reserve	(956)	(800)	(1,195)

Balance at end of period	1,275,896	1,539,627	1,410,442

Accumulated other comprehensive income (loss) (notes 4 and 6):
Balance at beginning of year	(166,467)	(143,275)	(166,467)
Other comprehensive income (loss) for the period, net of tax	39,823	(310)	23,192

Balance at end of period	(126,644)	(143,585)	(143,275)

Treasury stock:
Balance at beginning of year	(6,161)	(7,451)	(6,161)
Purchase, net	(562)	(418)	(1,290)
Reissuance for acquisition of minority interest	—	2,691	—

Balance at end of period	(6,723)	(5,178)	(7,451)

Total stockholders’ equity	1,745,017	2,006,734	1,865,545

Disclosure of comprehensive income:
Net income for the period	127,767	160,776	275,730
Other comprehensive income (loss) for the period, net of tax (note 4)	39,823	(310)	23,192

Total comprehensive income for the period	167,590	160,466	298,922

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
for the six months ended June 30, 2003 and 2004, and fiscal year ended December 31, 2003

	Millions of yen
	Six months ended
	June 30		Year ended December 31
	2003	2004	2003
Net income	127,767	160,776	275,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,094	87,380	183,604
Loss on disposal of property, plant and equipment	7,041	7,488	12,639
Deferred income taxes	555	10,937	(3,035)
Decrease (increase) in trade receivables	22,753	11,529	(36,638)
Increase in inventories	(28,274)	(43,430)	(15,823)
Increase in trade payables	7,794	75,589	1,129
Increase (decrease) in income taxes	(4,534)	(2,735)	3,441
Increase (decrease) in accrued expenses	8,632	(9,584)	37,131
Other, net	1,472	(123)	7,471

Net cash provided by operating activities	228,300	297,827	465,649

Cash flows from investing activities:
Capital expenditure	(109,793)	(133,756)	(210,038)
Proceeds from sale of property, plant and equipment	6,025	2,906	9,354
Payment for purchase of available-for-sale securities	(573)	(28)	(249)
Proceeds from sale of available-for-sale securities	6,655	9,733	6,544
Payment for purchase of other investments	(20,270)	(673)	(24,341)
Other	6,628	11,898	18,782

Net cash used in investing activities	(111,328)	(109,920)	(199,948)

Cash flows from financing activities:
Proceeds from long-term debt	1,154	275	4,132
Repayment of long-term debt	(11,168)	(28,599)	(25,301)
Decrease in short-term loans	(19,959)	(2,654)	(49,224)
Dividends paid	(15,360)	(30,791)	(28,538)
Payment for purchase of treasury stock, net	(186)	(410)	(1,071)
Other	(1,169)	(2,147)	(2,037)

Net cash used in financing activities	(46,688)	(64,326)	(102,039)

Effect of exchange rate changes on cash and cash equivalents	(425)	(2,658)	5,365

Net increase in cash and cash equivalents	69,859	120,923	169,027
Cash and cash equivalents at beginning of year	521,271	690,298	521,271

Cash and cash equivalents at end of period	591,130	811,221	690,298

Supplementary Information
Cash paid during the period for:
Interest	2,328	1,644	4,570
Income taxes	87,890	91,954	162,247

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books in conformity with financial accounting standards of the countries of their domicile.

The accompanying consolidated financial statements reflect the adjustments but not recorded in the books of account, which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not disclosed under accounting principles generally accepted in the United States of America.

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions.

Investments in 20% to 50% owned affiliates in which Canon has the ability to exercise significant influence over their operating and financial policies are stated at their underlying equity value.

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis as of June 30, 2003 and 2004, and December 31, 2003 are summarized as follows:

	June 30		Dec. 31
	2003	2004	2003
Consolidated subsidiaries	202	200	198
Affiliated companies that were accounted for on the equity basis	20	19	19

Total	222	219	217

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(b)	Description of Business

The Company and subsidiaries (collectively “Canon”) is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world’s leading manufacturers in other fields, such as office imaging products (mainly copying machines and digital multifunction devices), and computer peripherals (mainly laser beam and inkjet printers). Canon’s products also include business information products such as computers, micrographics and calculators. Canon’s camera business consists mainly of SLR cameras, compact cameras, digital cameras and digital video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (LCDs), broadcasting lenses and medical equipment. Canon’s sales in the six months ended June 30, 2004 were distributed as follows: office imaging products 34%, computer peripherals 32%, business information products 3%, cameras 21%, and optical and other products 10%.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 73% of consolidated net sales in the six months ended June 30, 2004 were generated outside Japan, with 30% in the Americas, 31% in Europe and 12% in other areas.

Canon’s manufacturing operations are conducted primarily at 18 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand, and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 20% of consolidated net sales for the six months ended June 30, 2004.

(c)	Cash Equivalents

For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(d)	Translation of Foreign Currencies

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from other foreign currency transactions are included in other income (deductions).

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(e)	Marketable Securities and Investments

Canon accounts for its debt and equity securities in accordance with Statement of Financial Accounting Standards No.115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities.”

SFAS 115 requires that certain investments in debt and equity securities be classified as trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities with respect to which Canon has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. Canon classifies its existing marketable equity securities and all debt securities as available-for-sale.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

A decline in fair value of any available-for-sale securities below the cost basis that is deemed to be other than temporary results in a write-down of the cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

On a continuous basis, but no less frequently than at the end of each quarter period, Canon evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to the cost basis per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Impairment to be recognized is measured based on the amount by which the cost basis of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

Realized gain and losses are determined on the average cost method and reflected in earnings.

(f)	Allowance for Doubtful Receivables

Canon recognizes allowance for doubtful receivables to ensure trade receivables are not overstated due to uncollectibility. Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time receivables are past due, macroeconomic conditions, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(g)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(h)	Impairment of Long-Lived Assets

Canon applies Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.”

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs of selling such assets, and are no longer depreciated.

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments or the fair value of the leased assets.

Depreciation is calculated principally by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

(j)	Goodwill and Other Intangible Assets

Goodwill represents the excess cost over fair value of net assets of net businesses acquired. Canon applies the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Pursuant to SFAS 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(k)	Income Taxes

Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

(l)	Revenue Recognition

Canon generates revenue principally through the sale of consumer products, equipment, supplies and related services under separate contractual arrangements for each. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized when the products are received by customers based on the free-on-board destination sales term. Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is received by the customer and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon to the customer. Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of the office imaging products is sold with service maintenance guarantee contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from service maintenance spot contracts for time and materials is recognized as the services are provided. Standard service maintenance fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon.

Canon enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”: 1) a delivered item has value to customers on a stand-alone basis, 2) there is objective and reliable evidence of fair value of an undelivered item, and 3) the delivery of the undelivered item must be probable and controlled by Canon if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on our financial position or results of operations.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to reseller customers, and records reductions to sales for the estimated impact of price protection when price protections are announced.

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(m)	Research and Development and Advertising

The costs of research and development and advertising are expensed as incurred.

(n)	Shipping and Handling Costs

Shipping and handling costs totaled ¥20,467 million, ¥21,119 million and ¥40,660 million, for the six months ended June 30, 2003 and 2004, and year ended December 31, 2003, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(o)	Derivative Financial Instruments

Canon accounts for its derivative and hedging activities pursuant to Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”, No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” and No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

All derivatives are recognized on the consolidated balance sheet at fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss).

Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, Canon continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

Canon also uses certain derivative financial instruments which do not meet the hedging criteria of SFAS 133, 138 and 149. Canon records these derivative financial instruments on the consolidated balance sheet at fair value. The changes in fair values are recorded in earnings immediately.

(p)	Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(q)	Earnings per Share

Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later).

(r)	Use of Estimates

The preparation of the consolidated financial statements requires management of Canon to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, inventories and deferred tax assets; impairment of long-lived assets; environmental liabilities; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(s)	Reclassification

Certain reclassifications have been made to the prior terms’ consolidated financial statements to conform with the presentation used for this period.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(2)	Marketable Securities and Investments

Marketable securities and investments include available-for-sale securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at June 30, 2003 and 2004, and December 31, 2003 were as follows:

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2003:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	65	—	2	63
Corporate debt securities	57	41	—	98
Bank debt securities	91	—	—	91
Fund trusts	5	5	—	10
Equity securities	1,098	54	—	1,152

	1,316	100	2	1,414
Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	241	8	—	249
Corporate debt securities	5,150	60	—	5,210
Fund trusts	2,087	230	—	2,317
Equity securities	4,674	3,839	326	8,187

	12,152	4,137	326	15,963

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2004:
Current:
Available-for-sale:
Corporate debt securities	10	—	—	10
Bank debt securities	71	—	—	71
Fund trusts	92	46	—	138
Equity securities	1,077	82	9	1,150

	1,250	128	9	1,369
Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	233	4	—	237
Corporate debt securities	48	2	—	50
Fund trusts	2,056	663	1	2,718
Equity securities	5,586	15,961	24	21,523

	7,923	16,630	25	24,528

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
December 31, 2003:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	65	—	4	61
Corporate debt securities	7	—	—	7
Bank debt securities	71	—	—	71
Fund trusts	51	12	—	63
Equity securities	1,044	78	—	1,122

	1,238	90	4	1,324
Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	243	—	5	238
Corporate debt securities	5,141	53	—	5,194
Fund trusts	2,047	455	—	2,502
Equity securities	6,525	15,534	204	21,855

	13,956	16,042	209	29,789

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Proceeds from sale of available-for-sale securities were ¥6,655 million, ¥9,733 million and ¥6,544 million in the six months ended June 30, 2003 and 2004, and year ended December 31, 2003, respectively.

Investments in non-marketable securities amounted to ¥23,571 million, ¥23,809 million and ¥24,317 million at June 30, 2003 and 2004, and December 31, 2003, respectively.

(3)	Pledged Assets and Secured Loans

Property, plant and equipment with a book value at June 30, 2003 and 2004, and December 31, 2003 of ¥13,746 million, ¥11,025 million and ¥11,358 million were mortgaged to secure short-term loans and long-term debt.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

(4)	Other Comprehensive Income (Loss) Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen
	June 30		Dec. 31
	2003	2004	2003
Foreign currency translation adjustments:
Balance at beginning of year	(68,524)	(83,801)	(68,524)
Adjustments for the period	23,950	(2,048)	(15,277)

Balance at end of period	(44,574)	(85,849)	(83,801)

Net unrealized gains and losses on securities:
Balance at beginning of year	(1,168)	6,784	(1,168)
Adjustments for the period	1,222	339	7,952

Balance at end of period	54	7,123	6,784

Net gains and losses on derivative instruments:
Balance at beginning of year	(334)	(297)	(334)
Adjustments for the period	(1,743)	481	37

Balance at end of period	(2,077)	184	(297)

Minimum pension liability adjustments:
Balance at beginning of year	(96,441)	(65,961)	(96,441)
Adjustments for the period	16,394	918	30,480

Balance at end of period	(80,047)	(65,043)	(65,961)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(166,467)	(143,275)	(166,467)
Adjustments for the period	39,823	(310)	23,192

Balance at end of period	(126,644)	(143,585)	(143,275)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(5)	Earnings per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share for Net income computations is as follows:

	Millions of yen
	Six months ended
	June 30		Year ended December 31
	2003	2004	2003
Net income	127,767	160,776	275,730
Effect of dilutive securities:
1-2/10% Japanese yen convertible debentures, due 2005	21	22	36
1-3/10% Japanese yen convertible debentures, due 2008	43	56	86

Diluted net income	127,831	160,854	275,852

	Shares
	Six months ended
	June 30		Year ended December 31
	2003	2004	2003
Average common shares outstanding	877,851,280	884,152,873	878,648,844
Effect of dilutive securities:
1-2/10% Japanese yen convertible debentures, due 2005	3,358,431	679,072	2,664,354
1-3/10% Japanese yen convertible debentures, due 2008	6,556,350	3,026,147	6,382,560

Diluted average common shares outstanding	887,766,061	887,858,092	887,695,758

	Yen
	Six months ended
	June 30		Year ended December 31
	2003	2004	2003
Earnings per share:
Basic	145.55	181.84	313.81
Diluted	143.99	181.17	310.75

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(6)	Derivatives and Hedging Activities

Risk management policy
Canon operates internationally, exposing it to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management
The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or euro. Therefore, Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management
Canon’s exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Variable-rate debt obligations expose Canon to variability in their cash flows due to change in interest rates. To manage the variability in cash flows caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change variable-rate debt obligations to the fixed-rate debt obligations by primarily entering into pay-fixed, receive-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in cash flows resulting from interest rate risk.

Fair value hedge
Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions).

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Cash flow hedge
Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all accumulated other comprehensive income (loss) at end of period are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

Contract amounts of foreign exchange contracts and interest rate swaps at June 30, 2003 and 2004, and December 31, 2003 are set forth below:

	Millions of yen
	June 30		Dec. 31
	2003	2004	2003
Trade receivables and anticipated sales transactions:
To sell foreign currencies	437,870	527,917	447,543
To buy foreign currencies	7,525	30,382	22,384
Long-term debt(including due within a year):
Interest rate swap:
Receive-fixed	—	—	1,337
Pay-fixed	73,958	—	21,227

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(7)	Commitments and Contingent Liabilities

Canon provides guarantees to third parties of bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less risk of finance. For each guarantee provided, Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of the employees with housing loans, and of 1 year to 10 years, in the case of the affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥42,645 million and ¥58,299 million, at June 30, 2004 and December 31, 2003, respectively. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2004 and December 31, 2003 were insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to ¥196 million and ¥950 million at June 30, 2004 and December 31, 2003, respectively.

Canon is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

At June 30, 2003 and 2004, and December 31, 2003, commitments outstanding for the purchase of property, plant and equipment are summarized as follows:

	Millions of yen
	June 30		December 31
	2003	2004	2003
Commitments outstanding for the purchase of property, plant and equipment	27,357	60,459	54,947

Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of June 30, 2003 and 2004 and December 31, 2003, are as follows:

	Millions of yen
	June 30		December 31
	2003	2004	2003
Due within one year	9,333	9,281	11,769
Due after one year	24,742	39,258	31,661

Total	34,075	48,539	43,430

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥15,496 million, ¥14,605 million and ¥15,092 million at June 30, 2003 and 2004, and December 31, 2003, respectively, and are reflected in noncurrent receivables on the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(8)	Disclosures about the Fair Value of Financial Instruments

Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities The fair values of Canon’s marketable securities are based on quoted market prices.

Noncurrent receivables
The fair values of Canon’s noncurrent receivables are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at June 30, 2003 and 2004, and December 31, 2003 totaled ¥17,089 million, ¥14,999 million and ¥16,543 million, respectively, which approximate fair values because of their short duration.

Long-term debt
The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The estimated fair values of Canon’s financial instruments at June 30, 2003 and 2004, and December 31, 2003 are summarized as follows:

	Millions of yen
	Carrying	Estimated
	Amount	Fair Value
June 30, 2003:
Nonderivatives:
Assets:
Marketable securities and Investments	40,956	40,956
Liabilities:
Long-term debt, including current instalments	(113,305)	(153,733)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets	211	211
Liabilities	(1,097)	(1,097)
Trade receivables:
Assets	1,156	1,156
Liabilities	(4,881)	(4,881)
Long-term debt, including current instalments:
Interest rate swaps:
Liabilities	(1,270)	(1,270)

	Millions of yen
	Carrying	Estimated
	Amount	Fair Value
June 30, 2004:
Nonderivatives:
Assets:
Marketable securities and Investments	49,706	49,706
Liabilities:
Long-term debt, including current instalments	(52,105)	(60,562)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets	1,426	1,426
Liabilities	(519)	(519)
Trade receivables:
Assets	5,095	5,095
Liabilities	(2,883)	(2,883)

	Millions of yen
	Carrying	Estimated
	Amount	Fair Value
December 31, 2003:
Nonderivatives:
Assets:
Marketable securities and Investments	55,430	55,430
Liabilities:
Long-term debt, including current instalments	(95,455)	(123,700)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets	347	347
Liabilities	(1,093)	(1,093)
Trade receivables:
Assets	3,413	3,413
Liabilities	(6,604)	(6,604)
Long-term debt, including current instalments:
Interest rate swaps:
Liabilities	(55)	(55)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(9)	Supplementary Expense Information

	Millions of yen
	Six months ended
	June 30		Year ended December 31
	2003	2004	2003
Research and development	125,732	132,362	259,140
Depreciation of property, plant and equipment	78,093	79,233	168,636
Rent	21,374	20,616	42,131
Advertising	44,273	52,848	100,278
Exchange losses	2,766	5,160	20,311

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(10)	Segment Information

Segment Information by Product					(Millions of Yen)
			Optical	Corporate
	Business		and other	and
Six months ended June 30, 2003:	machines	Cameras	products	Eliminations	Consolidated
Net sales:
Unaffiliated customers	1,134,511	283,801	117,276	—	1,535,588
Intersegment	—	—	69,054	(69,054)	—

Total	1,134,511	283,801	186,330	(69,054)	1,535,588

Operating cost and expenses	898,067	234,007	186,506	1,034	1,319,614

Operating profit	236,444	49,794	(176)	(70,088)	215,974

			Optical	Corporate
	Business		and other	and
Six months ended June 30, 2004:	machines	Cameras	products	Eliminations	Consolidated
Net sales:
Unaffiliated customers	1,142,261	347,333	158,826	—	1,648,420
Intersegment	—	—	65,556	(65,556)	—

Total	1,142,261	347,333	224,382	(65,556)	1,648,420

Operating cost and expenses	893,500	285,902	209,223	6,419	1,395,044

Operating profit	248,761	61,431	15,159	(71,975)	253,376

			Optical	Corporate
	Business		and other	and
Year ended December 31, 2003:	machines	Cameras	products	Eliminations	Consolidated
Net sales:
Unaffiliated customers	2,294,800	653,540	249,732	—	3,198,072
Intersegment	—	—	132,389	(132,389)	—

Total	2,294,800	653,540	382,121	(132,389)	3,198,072

Operating cost and expenses	1,809,234	527,222	392,005	15,187	2,743,648

Operating profit	485,566	126,318	(9,884)	(147,576)	454,424

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Notes:

Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

1.	The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products:	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals:	Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products:	Computer information systems / Micrographic equipment / Personal information products / etc.
Cameras: SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
Optical and other products:	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.

2.	General corporate expenses of ¥70,108 million, ¥72,045 million and ¥147,616 million and in the six months ended June 30, 2003 and 2004, and year ended December 31, 2003, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment Information by Geographic Area					(Millions of Yen)
					Corporate
					and
Six months ended June 30, 2003:	Japan	Americas	Europe	Others	Eliminations	Consolidated
Net sales:
Unaffiliated customers	413,551	511,603	463,973	146,461	—	1,535,588
Intersegment	779,689	4,210	1,497	221,145	(1,006,541)	—

Total	1,193,240	515,813	465,470	367,606	(1,006,541)	1,535,588

Operating cost and Expenses	951,009	485,557	451,126	358,877	(926,955)	1,319,614

Operating profit	242,231	30,256	14,344	8,729	(79,586)	215,974

					Corporate
					and
Six months ended June 30, 2004:	Japan	Americas	Europe	Others	Eliminations	Consolidated
Net sales:
Unaffiliated customers	445,019	493,806	514,366	195,229	—	1,648,420
Intersegment	892,228	4,410	1,605	266,909	(1,165,152)	—

Total	1,337,247	498,216	515,971	462,138	(1,165,152)	1,648,420

Operating cost and Expenses	1,046,858	474,343	506,030	448,005	(1,080,192)	1,395,044

Operating profit	290,389	23,873	9,941	14,133	(84,960)	253,376

					Corporate
					and
Year ended December 31, 2003:	Japan	Americas	Europe	Others	Eliminations	Consolidated
Net sales:
Unaffiliated customers	856,851	1,044,998	968,938	327,285	—	3,198,072
Intersegment	1,662,172	8,101	3,861	503,119	(2,177,253)	—

Total	2,519,023	1,053,099	972,799	830,404	(2,177,253)	3,198,072

Operating cost and Expenses	2,025,442	998,492	946,282	806,281	(2,032,849)	2,743,648

Operating profit	493,581	54,607	26,517	24,123	(144,404)	454,424

Notes:

1.	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.
2.	The principal countries and regions included in each category of geographic area are as follows:
Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Others: Asian regions, China, Oceania
3.	General corporate expenses of ¥70,108 million, ¥72,045 million and ¥147,616 million and in the six months ended June 30, 2003 and 2004, and year ended December 31, 2003, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment Information — Sales by Region

	Millions of Yen
	Six months ended June 30				Year ended Dec. 31
	2003		2004		2003
	Sales	Component	Sales	Component	Sales	Component
Japan	383,919	25.0	413,762	25.1	801,400	25.1
Americas	511,088	33.3	494,881	30.0	1,045,166	32.7
Europe	464,519	30.2	515,567	31.3	969,042	30.3
Other areas	176,062	11.5	224,210	13.6	382,464	11.9
Total	1,535,588	100.0	1,648,420	100.0	3,198,072	100.0

Notes:

1.	This summary of net sales by region of destination is determined by the location of the customer.
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Other Areas: Asian regions, China, Oceania